Exhibit (a)(1)(C)

April 19, 2006

Dear Stockholder,

We are pleased to inform you that Sybron Dental Specialties, Inc. (“Sybron Dental”) has entered into a merger agreement with Danaher Corporation (“Danaher”) and Smile Acquisition Corp., an indirect wholly owned subsidiary of Danaher (“Purchaser”), pursuant to which Purchaser has commenced a tender offer for each share of Sybron Dental common stock for $47.00, net to the seller in cash. The tender offer is subject to customary conditions, including tender of a majority of the outstanding shares into the offer, and the absence of a material adverse change with respect to Sybron Dental. The tender offer will be followed by a merger in which each share of Sybron Dental common stock not purchased in the tender offer will be converted into the right to receive the same per share cash consideration as is paid in the tender offer.

Your Board of Directors has unanimously determined that the tender offer and the merger are fair to and in the best interests of Sybron Dental and its stockholders, has approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the tender offer, and recommends that Sybron Dental shareholders accept the offer and tender their shares of Sybron Dental common stock in the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are the Purchaser’s Offer to Purchase, dated April 18, 2006, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your Sybron Dental shares to Purchaser. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of Sybron Dental, we thank you for the support you have given to Sybron Dental over the years.

Very truly yours,

Floyd W. Pickrell, Jr.
President and Chief Executive Officer